January 21, 2009

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brion R. Thompson, Esq.

Re:	Proxy Statements on Schedule 14A for the following Funds:

File No.

John Hancock Bank and Thrift Opportunity Fund	811-08568
John Hancock Bond Trust	811-03006
John Hancock California Tax-Free Income Fund	811-05979
John Hancock Capital Series	811-01677
John Hancock Current Interest	811-02485
John Hancock Equity Trust	811-04079
John Hancock Funds III	811-21777
John Hancock Income Securities Trust	811-04186
John Hancock Investment Trust	811-00560
John Hancock Investment Trust II	811-03999
John Hancock Investment Trust III	811-04630
John Hancock Investors Trust	811-04173
John Hancock Municipal Securities Trust	811-05968
John Hancock Patriot Premium Dividend Fund II	811-05908
John Hancock Preferred Income Fund	811-21131
John Hancock Preferred Income Fund II	811-21202
John Hancock Preferred Income Fund III	811-21287
John Hancock Series Trust	811-03392
John Hancock Sovereign Bond Fund	811-02402
John Hancock Strategic Series	811-04651
John Hancock Tax-Advantaged Dividend Income Fund	811-21416
John Hancock Tax-Advantaged Global Shareholder Yield Fund	811-22056
John Hancock Tax-Exempt Series Fund	811-05079
John Hancock World Fund	811-04932

Securities and Exchange Commission January 21, 2009 Page 2 Ladies and Gentlemen:

     We received comments from the Staff of the Securities and Exchange Commission (the “SEC”), pursuant to a phone conversation on January 15, 2009, regarding each Fund’s preliminary proxy statement on Schedule 14A, which was filed on January 9, 2009.

     We respectfully submit this response letter on behalf of the Funds. We have, for the Staff’s convenience, repeated below the comments that we received, followed immediately by the firm’s response as Fund counsel. Unless otherwise noted, all comments and responses summarized below apply to all of the Funds. The Funds intend to file definitive proxy statements including the following responses as soon as practicable.

Comment:

     Please state whether the funds will file a separate Notice regarding Internet availability of proxy materials and when this will be done, or whether the funds will include a prominent Notice legend within the proxy statement.

Response:

     In response to the staff’s comment, all of the Funds will include the following prominent notice legend in bold type within the proxy statements, which will be included in the filing of the Funds’ definitive proxy statements:

Important Notice Regarding the Availability of Proxy Materials for
the Shareholder Meeting to be Held on April [14/16], 2009.

The proxy statement is available at _______________.com.

     In addition, certain Funds may file a separate Notice for use with certain shareholders of those Funds, as contemplated by Exchange Act Release No. 34-56135 (July 27, 2007). Any such Notice will be filed as additional solicitation material.

Comment:

     Regarding the advisory agreement proposals, if the funds' overall expenses may increase as a result, provide a pro forma comparison of expenses. Alternatively, disclose affirmatively that the revised agreement will not materially increase the funds' overall expense ratios.

Securities and Exchange Commission January 21, 2009 Page 3

Response:

     In response to the staff’s comment, each proxy statement will disclose that the revised agreement will not materially increase the Funds' overall expense ratios. In this regard, various statements regarding the effect of the revised agreement on the Funds’ overall expenses will be amended to read as follows:

The revisions to the Advisory Agreement will not result in
any change in advisory fee rates or the level or quality of
advisory services provided to the Funds, and will not
materially increase the Funds’ overall expense ratios.

Comment:

     Please clarify that a vote to abstain by a Fund’s shareholder is considered a vote against proposals that require a “majority of the outstanding voting securities” (as defined in the Investment Company Act of 1940, as amended) of the Fund.

Response:

     In response to the staff’s comment, the requested change will be made. In this regard, references to the treatment of abstentions will be amended to state generally as follows:

Abstentions will have the same effect as a vote “against” a proposal.

Comment:

     With respect to the closed-end Funds, disclose how the costs of the meeting, including the solicitation of proxies, will be allocated among those Funds.

Securities and Exchange Commission January 21, 2009 Page 4

Response:

     In response to the staff’s comment, the proxy statement of each closed-end Fund will be revised to include the following statement:

The costs of the meeting, other than the solicitation of
proxies, will be allocated on a pro rata basis based on each fund’s assets. The costs for the solicitation of proxies will be borne equally by each fund, as detailed below. . . .
Mellon Investor Services LLC has been retained to assist
in the solicitation of proxies at a cost of approximately
$______ per fund plus reasonable expenses.

Comment:

     Please provide more particular details about the Board's specific conclusions on the various factors in the discussion of the approval of the advisory agreements.

Response:

     In response to the staff’s comment, we have substantially expanded the disclosure of each Board’s specific conclusions in the manner set forth in Attachment A to this letter. The additional disclosure is set forth in bold.

Comment:

     For the John Hancock Tax-Advantaged Dividend Income Fund (“Tax-Advantaged Dividend”), disclose the subadvisory fee rate payable to Analytic Investors, Inc. (“Analytic”) in the discussion of the proposal and in the attached form of subadvisory agreement.

Response:

     In response to the staff’s comment, the specific fee rate disclosure will be added. In this regard, the statement concerning the proposed subadvisory fee will be amended as follows:

As compensation for its services to Tax-Advantaged
Dividend, Analytic will receive a fee from the Adviser at
an annual rate of 0.10% of the value of the fund’s average
daily managed assets that are subject to written call
options.

Securities and Exchange Commission January 21, 2009 Page 5

     In addition, the subadvisory fee rate for Analytic will be clearly indicated in Schedule A to the form of subadvisory agreement with Analytic, which is included in the proxy statement for Tax-Advantaged Dividend at Attachment 9.

General Comments and Responses Thereto

     It was requested that each Fund provide the following representations in its response to comments:

In connection with this filing, each Fund acknowledges that:

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the
United States.

* * * * *

     As previously noted, we intend to file definitive copies of the proxy statements to the SEC staff, including the responses outlined above, once the staff’s comments are resolved. We appreciate your continued cooperation in preparing these proxy statements.

     Thank you for your prompt attention to these matters. If you have any questions, please call me at (617) 261-3240 or Mark P. Goshko at (617) 261-3163.

Sincerely, /s/ George P. Attisano George P. Attisano

Cc:	Thomas M. Kinzler
Alfred P. Ouellette
David D. Barr
Mark P. Goshko

ATTACHMENT A JOHN HANCOCK FUNDS

EVALUATION BY EACH BOARD OF NEW FORM OF ADVISORY AGREEMENT

At its meeting on December 8-9, 2008, each Board, including all the Independent Trustees, approved the proposed new form of Advisory Agreement for the Funds under Proposal ___.

Each Board, including the Independent Trustees, is responsible for selecting a Fund’s investment adviser, approving the Adviser’s selection of Fund subadvisers and approving that Fund’s advisory and subadvisory agreements, their periodic continuation and any amendments.

Consistent with SEC rules, a Board regularly evaluates a Fund’s advisory and subadvisory arrangements, including consideration of the factors listed below. A Board may also consider other factors (including conditions and trends prevailing generally in the economy, the securities markets and the industry) and does not treat any single factor as determinative, and each Trustee may attribute different weights to different factors. Each Board is furnished with an analysis of its fiduciary obligations in connection with its evaluation and, throughout the evaluation process, a Board is assisted by counsel for a Trust and the Independent Trustees are also separately assisted by independent legal counsel. The factors considered by a Board are:

  the nature, extent and quality of the services to be provided by the Adviser to the Funds;
  the investment performance of the Funds;
  the extent to which economies of scale would be realized as a Fund grows and whether fee levels reflect these economies of scale for the benefit of shareholders of the Fund;
  the costs of the services to be provided and the profits to be realized by the Adviser (including any subadvisers affiliated with the Adviser) and its affiliates from the Adviser’s relationship with a Fund; and
  comparative services rendered and comparative advisory fee rates.

Each Board believes that information relating to all these factors is relevant to its evaluation of a Fund’s advisory agreements.

June 2008 Meeting

At its meeting on June 10, 2008, the Board approved the annual continuation of the Advisory Agreements and considered each of the factors listed above. With respect to each Fund, a discussion of the basis of the Board’s approval of the Advisory Agreements and its consideration of such factors at that meeting is available in the shareholder report for the fiscal six month period during which the approval took place. Each such report was mailed to shareholders of the relevant Fund on or about two months after the relevant six month period. A copy of the report may be obtained by calling 1-800-225-5291 (TDD – 1-800-554-6713) or by writing to the Trust at 601 Congress Street, Boston, Massachusetts 02210, Attn.: Gordon M. Shone, and is also available on the Internet at jhfunds.com.

In evaluating the advisory agreements at its meeting on June 10, 2008, the Board reviewed a broad range of information requested for this purpose. This information included:

(i)	the investment performance of each Fund relative to a category of relevant funds (the Category) and a peer group of comparable funds (the Peer Group). The funds within each Category and Peer Group were selected by Morningstar Inc. (Morningstar), an independent provider of investment company data. Data typically covered the period since each Fund’s inception through December 31, 2007;

(ii)	advisory and other fees incurred by, and the expense ratios of, each Fund relative to a Category and a Peer Group;

(iii)	the advisory fees of comparable portfolios of other clients of the Adviser;

(iv)	the Adviser’s financial results and condition, including its and certain of its affiliates’ profitability from services performed for the Funds;

(v)	breakpoints in each Fund’s and the Peer Group’s fees, and information about economies of scale;

(vi)	the Adviser’s record of compliance with applicable laws and regulations, with the Fund’s investment policies and restrictions, and with the applicable Code of Ethics, and the structure and responsibilities of the Adviser’s compliance department;

(vii)	the background and experience of senior management and investment professionals; and

(viii)	the nature, cost and character of advisory and non-investment management services provided by the Adviser and its affiliates.

The key factors considered by the Board and the conclusions reached are described below.

Nature, extent and quality of services

The Board considered the ability of the Adviser, based on its resources, reputation and other attributes, to attract and retain qualified investment professionals, including research, advisory, and supervisory personnel. The Board considered the investment philosophy, research and investment decision-making processes of the Adviser. The Board considered the Adviser’s execution of its oversight responsibilities. The Board further considered the culture of compliance, resources dedicated to compliance, compliance programs and compliance records of the Adviser. In addition, the Board took into account the non-advisory services provided to the Fund by the Adviser and its affiliates.

Based on the above factors, together with those referenced below, the Board concluded that, within the context of its full deliberations, the nature, extent and quality of the investment advisory services provided to the Fund by the Adviser supported renewal of the advisory agreements.

Fund performance

The Board considered each Fund’s performance results in comparison to the performance of the Category, as well as the Fund’s Peer Group and benchmark index. The Board reviewed the methodology used by Morningstar to select the funds in the Category and the Peer Group.

The Board concluded that each Fund’s investment process and particular investments seemed consistent with the Fund’s investment objectives, strategy and style.

Investment advisory fee rates and expenses

The Board reviewed and considered the contractual investment advisory fee rate payable by each Fund to the Adviser for investment advisory services in comparison to the advisory fees for the Peer Group.

The Board received and considered expense information regarding each Fund’s various components, including advisory fees, distribution and fees other than advisory and distribution fees, including transfer agent fees, custodian fees, and other miscellaneous fees (e.g., fees for accounting and legal services). The Board considered comparisons of these expenses to the Peer Group median. The Board also received and considered expense information regarding each Fund’s total operating expense ratio and net expense ratio after waivers and reimbursements. With respect to certain Funds, the Board favorably considered the impact of fee waivers towards ultimately lowering the Funds’ total operating expense ratios.

The Adviser also discussed the Morningstar data and rankings, and other relevant information, for each Fund. Based on the above-referenced considerations and other factors, the Board concluded that the Fund’s overall expenses supported the re-approval of the advisory agreements.

Profitability

The Board received and considered a detailed profitability analysis of the Adviser based on the advisory agreements, as well as on other relationships between the Funds and the Adviser and its affiliates. The Board also considered a comparison of the Adviser’s profitability to that of other similar investment advisers whose profitability information is publicly available. The Board concluded that, in light of the costs of providing investment management and other services to the Funds, the profits and other ancillary benefits reported by the Adviser were not unreasonable.

Economies of scale

The Board received and considered general information regarding economies of scale with respect to the management of each Fund, including the Fund’s ability to appropriately benefit from economies of scale under the Fund’s fee structure. The Board recognized the inherent limitations of any analysis of economies of scale, stemming largely from the Board’s understanding that most of the Adviser’s costs are not specific to individual Funds, but rather are incurred across a variety of products and services.

Information about services to other clients

The Board also received information about the nature, extent and quality of services and fee rates offered by the Adviser to their other clients, including other registered investment companies, institutional investors and separate accounts. The Board concluded that each Fund’s advisory fees were not unreasonable, taking into account fee rates offered to others by the Adviser, after giving effect to differences in services.

Other benefits to the Adviser

The Board received information regarding potential “fall-out” or ancillary benefits received by the Adviser and its affiliates as a result of their relationship with the Funds. Such benefits could include, among others, benefits directly attributable to the relationship of the Adviser with the Fund and benefits potentially derived from an increase in business of the Adviser as a result of their relationship with the Fund (such as the ability to market to shareholders other financial products offered by the Adviser and its affiliates).

The Board also considered the effectiveness of the Adviser’s and the Funds’ policies and procedures for complying with the requirements of the federal securities laws, including those relating to best execution of portfolio transactions and brokerage allocation.

Other factors and broader review

As discussed above, the Board reviewed detailed materials received from the Adviser as part of the annual re-approval process. The Board also regularly reviews and assesses the quality of the services that the Fund receives throughout the year. In this regard, the Board reviews reports of the Adviser at least quarterly, which include, among other things, fund performance reports and compliance reports.

In addition, the Board meets with portfolio managers and senior investment officers at various times throughout the year.

December 2008 Meeting

In approving the proposed new form of Advisory Agreement at the December 8-9, 2008 meeting, each Board determined that it was appropriate to rely upon its recent consideration at its June 10, 2008 meeting of such factors as: fund performance; the realization of economies of scale; profitability of the Advisory Agreement to the Adviser; and comparative advisory fee rates (as well as its conclusions with respect to those factors). Each Board noted that it had, at the June 10, 2008 meeting, concluded that these factors, taken as a whole, supported the continuation of the Advisory Agreement. Each Board, at the December 8-9, 2008 meeting, revisited particular factors to the extent relevant to the proposed new form of Agreement. In particular, each Board noted the skill and competency of the Adviser in its past management of each Fund’s affairs and subadvisory relationships, the qualifications of the Adviser’s personnel who perform services for each Trust and the Funds, including those who served as officers of each Trust, and the high level and quality of services that the Adviser may reasonably be expected to continue to provide the Funds and concluded that the Adviser may reasonably be expected to perform its services ably under the proposed new form of Advisory Agreement. Each Board also took into consideration the extensive analysis and effort undertaken by a working group comprised of a subset of the Board’s Independent Trustees, which met several times, both with management representatives and separately, to evaluate the proposals described here, prior to the Board’s December 8-9, 2008 meeting. Each Board considered with respect to Proposal ___ the differences between the current Advisory Agreement and proposed new form of Agreement, as described above and agreed that the new Advisory Agreement structure would more clearly delineate the Adviser’s duties under each agreement by separating the Adviser’s non-advisory functions from its advisory functions. The enhanced delineation is expected to facilitate oversight of the Adviser’s advisory and non-advisory activities without leading to any material increase in the Funds’ overall expense ratios.